

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Alberto de Cardenas, Esq.
Executive Vice President and General Counsel
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

> **Re:** **MasTec, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 24, 2010**
> **File No. 333-170834**
>
> **Schedule TO-I**
> **Filed November 24, 2010**
> **File No. 005-17309**

Dear Mr. de Cardenas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that more than twenty of your domestic subsidiaries will guarantee the debt issued by MasTec, Inc. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please tell us how you intend to comply with these requirements. For additional guidance please see Release No. 33-7878 dated August 15, 2000, found on the Commission's website at http://www.sec.gov/rules/final/33-7878.htm.

2. We note that the offer expires before expiration of the twentieth business day following the commencement of this exchange offer. Please revise accordingly. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of "business day."

Registration Statement Cover Page

3. The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. However, it appears from the press release filed as an exhibit to the Schedule TO-I as well as the inclusion of the letter of transmittal as an exhibit to the registration statement that you have commenced this tender offer pursuant to Securities Act Rule 162. Please revise the cover page accordingly.

Registration Fee Table

4. We note that you are registering an indeterminate number of shares of common stock issuable upon conversion of the 4.00% Senior Convertible Notes due 2014 and the 4.25% Senior Convertible Notes due 2014. However, it is unclear why you have not provided a good faith estimate of the number of shares issuable under the notes. Please advise us as to your basis for this exclusion or revise the filing to include a good faith estimate of the number of shares of common stock you are registering. Please refer to Securities Act Rules Compliance and Disclosure Question 213.01, available on the Division of Corporation Finance website.

Prospectus Cover Page

5. You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please remove the "Subject to Completion" legend and language appearing at the top of the cover page.

6. Please revise the prospectus cover page to include the shares of common stock listed in the fee table. As the registration statement covers the offer and sale of these securities, you should include them, and all required related information, on the prospectus cover page. Please refer to Item 501(b) of Regulation S-K.

7. Please remove the reference to "Co-Dealer Managers." This designation is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is not material to an investment decision. If you wish to continue to use this designation, please limit its use to the "Plan of Distribution" section.

Selected Financial Data, page 21

8. We note that the registrant has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(5). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Certain U.S. Federal Income Tax Considerations, page 79

9. Please remove the word "Certain" from this subheading and throughout the registration statement as you must describe the material U.S. federal income tax consequences.

10. We note that counsel has provided a short-form tax opinion (i.e., the text of counsel's opinion is set forth in the prospectus rather than in the tax opinion exhibit) with respect to the material U.S. federal income tax consequences relevant to the exchange of an original note for a new note and the acquisition, ownership and disposition of a new note and the common stock, if any, acquired on a conversion of the a new note. Since counsel is providing a short-form opinion, please revise your prospectus disclosure for the material U.S. federal income tax consequences to set forth counsel's opinion as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon and set forth counsel's opinion as to each identified tax item and should cite relevant authority and provide appropriate analysis. Since you must provide a firm conclusion regarding each material federal income tax consequence to investors, please use "will" instead of "may" or "should" when expressing opinions on these material U.S. federal income tax consequences. In this regard, please also avoid the word "generally" and do not use the phrase "it is not entirely clear" when opining on material tax consequences. To the extent tax consequences are uncertain, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. The revised discussion should also clearly state that the discussion is counsel's opinion and should identify counsel.

Exhibit 5.1 – Legal Opinion of Greenberg Traurig, P.A.

11. In paragraph five on page three, we note counsel's statement that the conversion shares will be duly authorized. Please note that counsel must determine that the shares are duly authorized. Please revise accordingly.

12. We note that counsel's opinions in paragraphs one through four on page three are subject to certain limitations and that paragraph four is subject to several additional limitations. Please arrange for counsel to explain to us why the limitations in (iii) and (iv) in the first full paragraph following paragraph five and the limitations contained in paragraphs (a),

(b), (c), and (d) are necessary and appropriate in light of the applicable requirements for legal opinions, otherwise, please remove these limitations. In addition, please have counsel either remove the exclusions set forth on page four in paragraphs (a) through (h) or have counsel explain to us why each of these exclusions is necessary and appropriate in light of the applicable requirements for legal opinions.

13. We note counsel's statement on page five that "[t]his opinion letter is being furnished to the Company solely for submission to the Commission as an exhibit to the Registration Statement and, accordingly, may not be relied upon by, quoted in any matter to or delivered to any other person or entity without, in each instance, our prior written consent." This limitation is not appropriate. Please note that all investors are entitled to rely on the opinion expressed by counsel. Please revise the opinion to remove any limitations on investor reliance.

Exhibit 8.1 – Tax Opinion of Greenberg Traurig, P.A.

14. In the second paragraph of the opinion, please arrange for counsel to refer to the shares of common stock covered by the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Barbara J. Oikle, Esq.
        Greenberg Traurig, P.A.
        333 Avenue of the Americas
        Miami, FL 33131